UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number 001-34929

SODASTREAM INTERNATIONAL LTD.

(Translation of registrant’s name into English)

Gilboa Street, Airport City
Ben Gurion Airport 70100, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The Israeli Companies Law 1999 was recently amended, such that effective December 12, 2012, compensation paid to the chief executive officer of a public company requires approval of special majority of shareholders at a shareholders’ meeting where the majority vote either (a) includes majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the compensation, not taking into account any abstentions, vote in favor of the proposed compensation; or (b) the total number of shares referred to above, voted against the proposed compensation, does not exceed two percent of the aggregate voting rights in the company.

The Company is furnishing this current report on Form 6-K/A to amend its current report furnished on November 15, 2012, which contained (a) the Company’s Notice of its 2012 Annual General Meeting of Shareholders and Proxy Statement for the 2012 Annual General Meeting of Shareholders (the “Proxy Statement”) and (b) a proxy card for use in connection with the Company’s 2012 Annual General Meeting of Shareholders (the “Proxy Card”). This Form 6-K/A amends the Proxy Statement to reflect the change in the vote required under the Israeli Companies Law for the proposals relating to the Company's chief executive officer's compensation. In addition, this Form 6-K/A amends the Proxy Card to include an entry that asks the responding shareholder to indicate whether he, she or it is a controlling shareholder or has a personal interest with respect to the proposals relating to Company's chief executive officer's compensation.

 Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Notice of its 2012 Annual General Meeting of Shareholders and Amended Proxy Statement for the 2012 Annual General Meeting of Shareholders.

2.	Amended proxy card for use in connection with the Registrant’s 2012 Annual General Meeting of Shareholders.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.

Date: November 23, 2012	By:	/s/ Eyal Shohat
Name: Eyal Shohat Title: Chief Legal Officer

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

Notice of ANNUAL General Meeting of Shareholders

November 15, 2012

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting of Shareholders of SodaStream International Ltd. (“Company”) to be held on December 20, 2012 at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Annual General Meeting of Shareholders, the Company’s financial statements for the fiscal year ended December 31, 2011 will be reviewed and you will be asked to consider and vote on the matters listed in the enclosed Proxy Statement. The Company’s board of directors recommends a vote “FOR” all of the proposals listed in the Proxy Statement.

Whether or not you plan to attend the Annual General Meeting of Shareholders, it is important that your ordinary shares be represented and voted at the Annual General Meeting of Shareholders. Accordingly, after reading the enclosed Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

The Company has fixed the close of business on November 21, 2012 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the Annual General Meeting of Shareholders and any adjournments thereof.

Additional information about the Company is contained in our most recent annual report on Form 20-F, which is available on our website at www.sodastream.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 70100, Israel

PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 20, 2012

We invite you to attend an Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”).  The Meeting will be held on December 20, 2012 at 4:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel.

We are sending you this Proxy Statement because you hold SodaStream ordinary shares.  You can vote your shares by attending the Meeting or completing and signing a proxy card. Our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any adjournment of the Meeting.

At the Meeting, the financial statements of the Company for the fiscal year ended December 31, 2011 will be reviewed, pursuant to the provisions of the Israeli Companies Law 1999 (the “Companies Law”). These financial statements are also available on the Company’s website at www.sodastream.com. In addition, the shareholders will be asked to vote on the following agenda items, as further detailed below in this Proxy Statement.

Agenda Items

The following matters are on the agenda for the Meeting:

1.	To approve and ratify the changes to salary and fringe benefits for our CEO and Director, Mr. Daniel Birnbaum (the “CEO”).
2.	To approve and ratify the 2011 annual bonus for our CEO.
3.	To approve and ratify the 2012 annual bonus for our CEO subject to certain conditions.
4.	To approve and ratify a bonus plan for our CEO for 2013 and thereafter.
5.	To approve and ratify a Long Term Incentive Plan for our CEO.
6.	To approve an increase in the number of ordinary shares reserved and available for future grants pursuant to the Company’s 2010 Employee Share Option Plan by 900,000 ordinary shares.
7.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2012 and until the annual meeting of shareholders to be held in 2013, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.
8.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

Our board of directors recommends that you vote “FOR” each of the proposals above.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Attached is the proxy card for the Meeting that is being solicited by our board of directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than forty-eight (48) hours before the time fixed for the Meeting on December 20, 2012.  If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

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Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you were a shareholder of record at the close of business on November 21, 2012 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to our shareholders of record on the Record Date on or about November 28, 2012, and we may solicit proxies primarily by mail and email.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to grant your voting proxy directly to the Chief Financial Officer or the Chief Legal Officer of the Company or to vote in person at the Meeting.

You are also entitled to notice of the Meeting and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.  If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record.  As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting.  However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares.  Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our ordinary shares.

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel, Attn: Eyal Shohat, Chief Legal Officer at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

Quorum

On November 8, 2012, there were 20,407,210 ordinary shares outstanding.  Each ordinary share is entitled to one vote upon each of the matters to be presented at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of The Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under The Nasdaq Global Select Market requirements.

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If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

The vote required for the approval of each of proposals 1 through 5 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions), provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the proposed resolutions, not taking into account any abstentions, vote in favor of the proposed resolutions; or (b) the total number of shares referred to above, voted against the proposed resolutions, does not exceed two percent of the aggregate voting rights in the company. The term controlling shareholder is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of the company if the company has no shareholder that owns more than 50% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

Since it is highly unlikely that any of the Company's shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification only for those who have a personal interest in this matter. If you have a personal interest, please contact the Company's Chief Legal Officer for guidance at +972-3-976-2301. If you hold your shares in "street name," you may also contact the representative managing your account, who could contact us on your behalf.

The vote required for the approval of proposals 6 and 7 is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.sodastream.com.

  Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to our offices at the above address, no later than December 1, 2012.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of November 8, 2012 by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 20,407,210 ordinary shares outstanding as of November 8, 2012.

Unless stated otherwise, the information set forth in the table is based on the information contained in the Company’s Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”) on April 30, 2012. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below is based.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd. Gilboa Street, Airport City 70100 Israel.

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	Shares Beneficially Owned
Name of Beneficial Owner	Number (1)	Percentage (2)
5% shareholders
FMR LLC and Affiliates(3)	2,587,419	12.7%
Real Property Investment Limited(4)	2,137,333	10.5%
Cadian Capital Management, LLC and Eric Bannasch(5)	2,047,625	10.0%
Tremblant Capital Group(6)	1,948,871	9.5%

Executive officers and directors
Yuval Cohen	20,000	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
Marc Lesnick	20,000	*
David Morris	*	*
Daniel Birnbaum(7)	387,331	1.9%
Daniel Erdreich	41,828	*
Yonah Lloyd	*	*
Tali Haim	7,706	*
Yossi Azarzar	18,844	*
Mika Mazor	*	*
Eyal Shohat	*	*
Ilan Nacash	*	*
Yaron Kopel	*	*
All executive officers and directors as a group (14 persons) (8)	593,888	2.8%

_____________

* Less than 1%.

(1) The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after November 8, 2012.

(2) If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2012 by FMR LLC (“FMR”). Includes 2,587,419 ordinary shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies of which 1,959,372 shares are beneficially owned by Fidelity Growth Capital Company Fund (“Fidelity Growth”), an investment company. Fidelity is a wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The principal address of FMR, Fidelity and Fidelity Growth is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 10, 2012 by Real Property Investment Ltd., consists of 2,137,333 ordinary shares, which are held by Real Property Investment Limited, a Liberian company, whose shares are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of our director David Morris. Real Property Investment Limited is a private company and is ultimately controlled by its board of directors, currently consisting of Michael Thomas Cahill, Peter Francis Griffin and Roy Frank Le Hegarat. The directors of Real Property Investment Limited have the power to vote and dispose of the ordinary shares held by Real Property Investment Limited. The principal address of Real Property Investment Limited is c/o Justin Jager, Intertrust International Management Ltd., PO Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.

(5) Based on a Schedule 13G filed with the Securities and Exchange Commission on October 10, 2012 by Cadian Capital Management, LLC (“Cadian”) and Eric Bannasch (“Bannasch”) who share beneficial ownership over 2,047,625 ordinary shares. The principal address for both Cadian and Bannasch is 535 Madison Avenue, 36th Floor, New York, New York 10022.

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(6) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 6, 2012 by Tremblant Capital Group (“Tremblant”). Tremblant has sole voting and dispositive power with respect to 1,948,871 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.

(7) Consists of options to purchase 387,331 shares which are currently exercisable or exercisable within 60 days of November 8, 2012.

(8) Consists of options to purchase 593,888 shares which are currently exercisable or exercisable within 60 days of November 8, 2012.

BOARD OF DIRECTORS

Background

Our current board of directors consists of six directors: Mr. Cohen, Mr. Birnbaum, Mr. Glazer, Ms. Hanover, Mr. Lesnick and Mr. Morris. Mr. Glazer and Ms. Hanover serve as our external directors. Our articles of association provide that we may have between five and nine directors. Removal of any director shall be upon the vote of the holders of two-thirds of our voting shares, except as provided by applicable law. The term of our Class II director, Mr. Marc Lesnick will expire at the Meeting and he will not stand for reelection.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of the Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. Under the Companies Law, we are not required to have a majority of independent directors. Our board of directors has decided to rely on the “foreign private issuer exemption” with respect to the requirement for a majority of our directors to be independent.

The following table sets forth information as to the directors of the Company following the Meeting:

Name	Age	Position
Yuval Cohen	50	Chairman
Daniel Birnbaum	50	Director
Eytan Glazer	50	Director
Lauri A. Hanover	52	Director
David Morris	43	Director

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that, each year the term of office of only one class of directors will expire. Class I directors, consisting of Daniel Birnbaum, will hold office until our annual general meeting of shareholders to be held in 2014. The term of our Class II director, Mr. Lesnick, expires at the Meeting and he will not stand for reelection. Class II directors, when appointed, will hold office until our annual general meeting of shareholders to be held in 2015. Class III directors, consisting of Messrs. Cohen and Morris, will hold office until our annual general meeting of shareholders to be held in 2013. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described herein. Under the Companies Law, our external directors will serve until February 7, 2014.

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Continuing Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, where he led investments in, and served on the boards of directors of, numerous companies, including Precise Software Solutions, Inc., PowerDsine Ltd., T.sqware Inc., Sheer Networks, Teleknowledge Group, Celltick Technologies and XMPie. Mr. Cohen currently serves on the board of directors of Emblaze Ltd. (LSE: BLZ), as well as a director of several privately held portfolio companies of Fortissimo Capital. In addition, Mr. Cohen previously served as the Chairman of the board of directors of NUR Macroprinters and Hadasit Bio-Holdings Ltd. (TASE: HDST). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

Daniel Birnbaum. Mr. Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several emerging companies, providing strategic guidance, business development and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL WorldGroup, Inc. Mr. Glazer holds a B.Sc in Computer Science and Economics from Bar Ilan University and an M.B.A. from Harvard Business School.

Lauri Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Ms. Hanover is the Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as the Senior Vice President and Chief Financial Officer of Lumenis Ltd., an Israeli medical device company, and from 2000 to 2004, she served as the Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an Israeli software and analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive, private equity, business and property investments. He additionally manages an extensive property portfolio in the United Kingdom and Eastern Europe. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

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BOARD COMMITTEES

Audit Committee

Our audit committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee is Ms. Hanover.

Compensation Committee

Our compensation committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the compensation committee is Mr. Morris.

Nominating and Governance Committee

Our nominating and governance committee consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the nominating and governance committee is Mr. Glazer.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2011, our board of directors held 10 meetings (including 3 written resolutions) and our audit committee held 10 meetings (including 3 written resolutions) and each of our directors attended at least 75% of the aggregate number of board of directors or audit committee meetings, as applicable, held during the time he or she was serving as a director.

PROPOSAL No. 1

CHANGE OF THE CEO’S SALARY AND FRINGE BENEFITS

Background

Under the Companies Law arrangements regarding the compensation of a director in a public company, including compensation relating to any other roles in the company played by the director, require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The changes to the CEO’s salary and fringe benefits set forth below have been approved by the Company’s compensation committee, audit committee and board of directors, and now require approval by the Company’s shareholders, as Mr. Birnbaum serves as both a director and as our CEO. Mr. Birnbaum did not participate in the discussion or decision of the board of directors concerning the proposed changes, as required under the Companies Law. Our compensation committee, audit committee and board of directors approved the proposed changes taking into account, among other factors, the following: (i) the CEO’s salary has remained unchanged since he joined the Company in 2007; (ii) the proposed changes to the CEO’s salary and fringe benefits are reasonable and appropriate considering the Company’s size, complexity and growth; and (iii) the proposed changes are in line with market standard when compared to other companies of approximately the same size, type and nature.

Under the proposed changes, the CEO’s gross monthly salary (excluding social benefits) would be increased from his current salary of New Israeli Shekel (“NIS”) 85,000 (approximately $21,900) per month to NIS 100,000 (approximately $25,800) per month. U.S. Dollar translations of NIS amounts presented in this Proxy Statement are translated at the rate of $1.00 = NIS 3.878, the representative exchange rate for U.S. Dollars according to the Bank of Israel on October 31, 2012.

In addition, the CEO’s annual paid vacation days would be increased from 22 days to 30 days per year. Utilization, accumulating and redemption of vacation days shall be in accordance with the Company’s policies.

Furthermore, if either the CEO or the Company desires to terminate the employment relationship other than in circumstances relating to cause, the notice period prior to termination would be increased in order to allow for an orderly transition of management. Currently, the notice period is 180 days. Under the proposed changes, the notice period would be increased to (i) nine months’ notice, during which time the CEO would continue to act as the full time CEO of the Company, plus (ii) an additional 3 months, during which time the CEO would agree to assist in a smooth transition to a new CEO but would not be working for the Company full time. The vesting of any option granted to the CEO would continue during the foregoing 12 month period, to the extent applicable (in case the options were not accelerated due to change of control as described below). The board of directors would have the right to ask the CEO not to act as full time CEO during the notice period, provided that the CEO would continue to receive his salary and the options held by the CEO will continue to vest during such period.

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Finally, the Company’s contribution to the CEO’s education fund is currently equal to 7.5% of the CEO’s monthly gross salary, but limited to the maximum amount that provides a tax benefit under the Israeli Tax Ordinance (currently such contribution equals approximately NIS 1,170 (approximately $300) per month). Under the proposed changes, this amount would be increased such that the Company’s contribution to the CEO’s education fund would not be subject to the foregoing limitation (based on the proposed monthly gross salary, the contribution would be equal to NIS 7,500 (approximately $1,900) per month).

The above changes would be deemed effective as of January 1, 2012 (the “Effective Date”).

Proposed Resolutions and Approval Necessary

You are being asked to approve the following changes to the CEO’s salary and benefits as of the Effective Date (i) an increase in gross monthly salary, (ii) an increase in annual vacation days, (iii) an increase in the notice period in the event of termination, and (iv) an increase in the Company’s contribution to the CEO’s education fund, which will not be limited to the maximum amount that provides a tax benefit under the Israeli Tax Ordinance. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the proposed resolutions, not taking into account any abstentions, vote in favor of the proposed resolution; or (b) the total number of shares referred to above, voted against the proposed resolution, does not exceed two percent of the aggregate voting rights in the company.

Resolution

“RESOLVED, to approve and ratify the changes of salary and fringe benefits to our Chief Executive Officer as provided above, as of the Effective Date.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

PROPOSAL No. 2

BONUS TO OUR CEO FOR 2011

Background

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other roles in the company played by the director, require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The 2011 Annual Bonus described below has been approved by the Company’s compensation committee, audit committee and board of directors, and now requires approval by the Company’s shareholders as Mr. Birnbaum serves as both a director and as our CEO. Mr. Birnbaum did not participate in the discussion or decision of the board of directors concerning his 2011 Annual Bonus, as required under the Companies Law.

The Company’s audit committee, compensation committee and board of directors, have approved the grant of a bonus to Mr. Birnbaum in the amount of $100,000. Our compensation committee, audit committee and board of directors approved the 2011 Annual Bonus in light of Mr. Birnbaum’s contribution to the Company’s results and achievements in 2011.

Proposed Resolutions and Approval Necessary

You are being asked to approve a bonus to the CEO in the amount of $100,000, for his contribution to the Company’s results and achievements in 2011. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

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Resolution

“RESOLVED, to approve and ratify an annual bonus to the Company’s Chief Executive Officer and member of the Board of Directors for the year 2011 in the amount of $100,000, for his contribution to the Company’s results and achievements in 2011.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

PROPOSAL No. 3

APPROVAL OF BONUS ENTITLEMENT TO MR. BIRNBAUM FOR 2012 SUBJECT TO CERTAIN CONDITIONS

Background

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other roles in the company played by the director, require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The 2012 Annual Bonus described below has previously been approved by the Company’s compensation committee, audit committee and board of directors, and now requires approval by the Company’s shareholders as Mr. Birnbaum serves as both a director and as our CEO. Mr. Birnbaum did not participate in the discussion or decision of the board of directors concerning his 2012 Annual Bonus, as required under the Companies Law.

The Company’s audit committee, compensation committee and board of directors, have approved a bonus for 2012 for the CEO equal to 12 months of the CEO’s monthly gross salary at the time of payment, if the Company has achieved, at least, the target revenues and target EBITDA that were set in the 2012 Annual Budget as approved by our board of directors.

Proposed Resolutions and Approval Necessary

You are being asked to approve an annual bonus for 2012 in an amount equal to 12 months of the CEO’s monthly gross salary at the time of payment, if the Company has achieved, at least, the target revenues and target EBITDA that were set in the 2012 Annual Budget as previously approved by our board of directors. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the proposed resolutions, not taking into account any abstentions, vote in favor of the proposed resolution; or (b) the total number of shares referred to above, voted against the proposed resolution, does not exceed two percent of the aggregate voting rights in the company.

Resolution

“RESOLVED, to approve and ratify a bonus to the Company’s CEO, in an amount equal to 12 months of the CEO’s monthly gross salary at the time of payment, if the Company has achieved, at least, the target revenues and target EBITDA that were set in the 2012 Annual Budget as previously approved by the Board of Directors.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

PROPOSAL No. 4

APPROVAL OF A BONUS PLAN FOR THE CEO FOR 2013 AND THEREAFTER

Background

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other roles in the company played by the director, require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The CEO’s annual bonus plan for 2013 and thereafter described below has been approved by the Company’s compensation committee, audit committee and board of directors, and now requires approval by the Company’s shareholders as Mr. Birnbaum serves as both a director and as our CEO. Mr. Birnbaum did not participate in the discussion or decision of the board of directors concerning his bonus plan for 2013 and thereafter, as required under the Companies Law.

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The Company’s audit committee, compensation committee and board of directors, have approved, for the year 2013 and thereafter, an annual cash bonus plan for the CEO of an amount equal to a maximum of up to an amount that equals 14 months of the CEO’s gross monthly salary that is in effect at the time of payment, of which an amount equal to up to 12 months of the CEO’s gross monthly salary will be paid if quantitative targets have been reached and an additional amount equal to up to 2 months of the CEO’s gross monthly salary will be paid if qualitative targets have been reached.

Our board of directors (following the recommendation of our compensation committee and audit committee) shall set the quantitative target(s) for bonus eligibility based on each year’s approved annual budget and the bonus amount pertaining to each target. The quantitative target(s) for each fiscal year shall be set by the board of directors at the time of approving the annual budget for such year, provided, that such approval shall not take place later than March 31 of any given year.

At the discretion of the board of directors (following the recommendation of our compensation committee and audit committee), additional qualitative target(s) for bonus eligibility may be set at the time of annual budget approval for such year, provided that such approval shall not take place later than March 31 of any given year.

Bonus payment will be based on comparison of actual audited (or un-audited in case of non-IFRS quantitative target(s)) results for the relevant year with the targets approved at the same time as the annual budget was approved for that year. Bonus payment will be made as part of the salary for the month following the month in which the Company’s annual financials were approved by the board of directors.

Proposed Resolutions and Approval Necessary

You are being asked to approve an annual bonus plan for the CEO for 2013 and thereafter. In accordance with the annual bonus plan, the maximum annual bonus amount that the CEO may receive equals to up to 14 months of the CEO’s monthly gross salary at the time of payment. The maximum annual bonus for achieving the quantitative target(s) shall be an amount that equals up to 12 months of the CEO’s monthly gross salary at the time of payment. The maximum annual bonus for achieving the qualitative target(s) shall be an amount that equals up to 2 months of the CEO’s monthly gross salary at the time of payment. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the proposed resolutions, not taking into account any abstentions, vote in favor of the proposed resolution; or (b) the total number of shares referred to above, voted against the proposed resolution, does not exceed two percent of the aggregate voting rights in the company.

Resolution

“RESOLVED, to approve and ratify an annual bonus plan for 2013 and thereafter to the Company’s CEO, as provided above.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

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PROPOSAL No. 5

APPROVAL OF A LONG TERM INCENTIVE PLAN FOR OUR CEO

Background

Under the Companies Law, arrangements regarding the compensation of a director in a public company, including compensation relating to any other roles in the company played by the director, require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The proposed Long Term Incentive Plan (“LTIP”) has been approved by the Company’s compensation committee, audit committee and board of directors, and now requires approval by the Company’s shareholders as Mr. Birnbaum serves as both a director and as our CEO. Mr. Birnbaum did not participate in the discussion or decision of the board of directors concerning his LTIP, as required under the Companies Law. Our compensation committee, audit committee and board of directors have approved the proposed LTIP as they believe it to be in the best interest of the Company to provide an incentive to the CEO to retain his position with the Company. The LTIP links the CEO’s potential consideration to the Company’s long term performance; while at the same time, it incentivizes the CEO to remain with the Company.

The LTIP includes performance based stock options and a cash payout upon achievement of certain cumulative revenue and cumulative EBITDA targets for the 4 year period commencing on January 1, 2012 through December 31, 2015. The CEO will receive a cash bonus and 70% of his options under the LTIP will vest, all as provided below, based on a performance measurement calculated as follows: (a) 40% of the ratio between the Actual Cumulative Revenue and the Cumulative Revenue Target; plus (b) 60% of the ratio between the Actual Cumulative EBITDA and the Cumulative EBITDA Target; and the result of (a) plus (b) being multiplied by 100 (“Weighted Revenue-EBITDA Measurement”). In calculating the Weighted Revenue-EBITDA Measurement: “Actual Cumulative Revenue” shall equal the aggregate annual revenue as reported in the Company’s annual audited financial statements at the end of each of the years 2012 through 2015 (inclusive), and would include all or part of 2016 if the LTIP’s term is extended as provided below; “Actual Cumulative EBITDA” shall equal the aggregate annual EBITDA as reported in the Company’s disclosures at the end of each of the years 2012 through 2015 (inclusive), and would include all or part of 2016 if the LTIP’s term is extended as provided below; “Cumulative Revenue Target” shall equal the aggregate revenue included in the annual budget as approved by the Company’s board of directors for the 4 years 2012 through 2015 (inclusive); and “Cumulative EBITDA Target” shall equal the aggregate EBITDA included in the annual budget as approved by the Company’s board of directors for the 4 years 2012 through 2015 (inclusive).

The Company’s board of directors shall have the authority, in its sole discretion, following the recommendation of the Company’s compensation committee and audit committee, to apply a discount of up to 20% on the Cumulative Revenue Target and/or the Cumulative EBITDA Target. The discount can be applied for any year or years during the LTIP’s term. The board of directors may consider using this authority, if, in its sole discretion, exceptional and unforeseen circumstances justify such discount.

If, at the end of 2015, the Weighted Revenue-EBITDA Measurement (as may be discounted) was not met, then, if in the sole discretion of the board of directors, following the recommendation of the Company’s compensation committee and audit committee, there have been exceptional and unforeseen circumstance that justify the extension of the LTIP’s term, the board of directors shall have the authority to extend the LTIP’s term through up to December 31, 2016 at which time the CEO’s options will vest and the cash payout will be calculated based on the original Cumulative Revenue Target and Cumulative EBITDA Target and the actual revenue and actual EBITDA accumulated through the extended term.

The Material Terms of the LTIP

Options

450,000 performance based stock options (the “Options”) will be granted to the CEO at the inception of the LTIP with the grant date being October 31, 2012, the day the LTIP was approved by the board of directors, and the exercise price equal to $35.80, the closing price of the Company’s ordinary shares on NASDAQ on October 26, 2012, which was the last trading day prior to the approval of the LTIP by the board of directors.

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The Options will vest as follows:

(i)	30% of the Options (135,000) will vest on January 1, 2014, which is 24 months following the Effective Date; and

(ii)	70% of the Options (315,000) will vest if, at the end of the LTIP’s term (as may be extended), the Weighted Revenue-EBITDA Measurement (as may be discounted) equals, at least, 100%. If, at the end of the LTIP’s term (as may be extended), the Weighted Revenue-EBITDA Measurement (as may be discounted) is less than 100%, these 315,000 options will expire.

Cash Payout

The CEO will receive a cash bonus at the end of the term of the LTIP (as may be extended) if the Weighted Revenue-EBITDA Measurement equals at least 80%. If the Weighted Revenue-EBITDA Measurement equals 80% the CEO will receive a one-time cash bonus of $1,000,000. For every percentage point between 80% and 100% of the Weighted Revenue-EBITDA Measurement, the CEO shall be entitled to an additional bonus payment of $50,000 (and the pro-rata amount for every fraction of percentage). If the Weighted Revenue-EBITDA Measurement equals 100% the CEO shall be entitled to a cash payout in the amount of $2,000,000. In addition, for every percentage point in excess of 100% and up to and including 120% of the Weighted Revenue-EBITDA Measurement the CEO shall be entitled to an additional bonus payment of $125,000 (and the pro-rata amount for every fraction of percentage). In no event, shall the CEO be entitled to a cash payout pursuant to this LTIP in excess of $4,500,000, representing a Weighted Revenue-EBITDA Measurement equal to 120%.

The Effect of Acquisitions or Dispositions

In the event that an acquisition by the Company has been concluded, and unless the board of directors determines otherwise, the contribution of the acquisition to the Company’s revenues and EBITDA during the year in which the acquisition was completed shall be added to that year’s revenues and EBITDA targets. In the event of disposal of any part of the Company’s business, and unless the board of directors determines otherwise, the expected contribution of the disposed business to the Company’s revenues and EBITDA during the remainder of the year in which the disposal was completed shall be deducted from that year’s revenues and EBITDA targets.

Change of Control

A change of control is any event resulting in any of the following: (i) a party becoming, directly or indirectly, the holder of 50.01% of the Company’s outstanding share capital; (ii) a party gaining the authority to appoint the majority of the members of the Company’s board of directors; or (iii) a party having the authority to dismiss and/or appoint the Company’s CEO (each a “Change of Control”). In the event of Change of Control that either does not require the Company’s board of directors’ approval or requires approval of the Company’s board of directors which has been granted, then all of the Options and any other option granted previously to the CEO, will be accelerated and become exercisable as at the date on which the Change of Control will become effective.

If the CEO is terminated (day of termination shall be considered to be the day on which notice has been received by the CEO) or resigns (day of resignation shall be considered to be the day on which notice has been given by the CEO) within 12 months after a Change of Control, the CEO will be entitled to a cash payout as provided above, provided the Weighted Revenue-EBITDA Measurement is at least 80%; however, in such case: (i) the figures used to calculate the Actual Cumulative Revenue and Actual Cumulative EBITDA will be the ones for the period ending on the last day of the quarter preceding the quarter in which termination or resignation occurred; and (ii) the figures used to calculate the Cumulative Revenue Target and Cumulative EBITDA Target will be prorated to reflect the ones relevant for the period ending on the last day of the quarter preceding the quarter in which termination or resignation occurred. Such proration will be done by the board of directors. If the Weighted Revenue-EBITDA Measurement is below 80%, as calculated above, the CEO shall not be entitled to any cash payout.

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Death or Disability

In the event of the CEO’s death, the Options and any other option granted previously to the CEO will be accelerated and become exercisable as at the date of death.

If the CEO suffers a permanent medical condition or one that lasts more than 180 days that makes it impossible for the CEO to fulfill his role and duties to the Company, the Options and any other option granted previously to the CEO will be accelerated and become exercisable as at the date of the disability or resignation due to disability, unless the board of directors determines, in its sole discretion, following recommendation of the compensation committee and the audit committee that there are special circumstances that justify a determination that the options should not be accelerated in whole or in part.

In addition, in the event of the CEO’s death or disability, the CEO will be entitled to a cash payout under the LTIP if the Weighted Revenue-EBITDA Measurement is 80% or more; however, in such case: (i) the figures used to calculate the Actual Cumulative Revenue and Actual Cumulative EBITDA will be the revenue and EBITDA for the period ending on the last day of the quarter preceding the quarter in which death or termination or resignation due to disability occurred; and (ii) the figures used to calculate the Cumulative Revenue Target and Cumulative EBITDA Target will be prorated to reflect the ones relevant for the period ending on the last day of the quarter preceding the quarter in which death or termination or resignation due to disability occurred. Such proration will be done by the board of directors. If the Weighted Revenue-EBITDA Measurement is below 80%, as calculated above, the CEO or his heirs shall not be entitled to any cash payout.

Resignation/termination not after Change of Control

In the event that the CEO resigns or is terminated not within 12 months after a Change of Control, none of the CEO’s options shall accelerate but the CEO will be entitled to a cash payout under the LTIP if the Weighted Revenue-EBITDA Measurement is 80% or more; however, in such case: (i) the figures used to calculate the Actual Cumulative Revenue and Actual Cumulative EBITDA will be the ones for the period ending on the last day of the quarter preceding the quarter in which termination or resignation occurred; and (ii) the figures used to calculate the Cumulative Revenue Target and Cumulative EBITDA Target will be prorated to reflect the ones relevant for the period ending on the last day of the quarter preceding the quarter in which termination or resignation occurred. Such proration will be done by the board of directors. If the Weighted Revenue-EBITDA Measurement is below 80%, as calculated above, the CEO shall not be entitled to any cash payout.

Proposed Resolution and Approval Necessary

You are being asked to approve a Long Term Incentive Plan for our CEO, based on the results of the Company during 2012-2015 in the aggregate, which provides for both the vesting of options and cash payment as provided above. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below, provided that either (a) majority of the shares voted at the meeting, which are not held by controlling shareholders or shareholders with personal interest in approving the proposed resolutions, not taking into account any abstentions, vote in favor of the proposed resolution; or (b) the total number of shares referred to above, voted against the proposed resolution, does not exceed two percent of the aggregate voting rights in the company.

Resolution

“RESOLVED, to approve and ratify the Long Term Incentive Plan for our CEO.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

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PROPOSAL No. 6

APPROVAL OF AN INCREASE TO THE NUMBER OF ORDINARY SHARES RESERVED UNDER THE COMPANY’S 2010 ESOP FOR FUTURE GRANTS

Introduction

In 2007, we adopted the 2007 Employee Share Option Plan (the “2007 ESOP”) and, in October 2010, we adopted the 2010 Employee Share Option Plan (the “2010 ESOP”). The 2010 ESOP allows us to grant options to purchase ordinary shares to our employees, directors, service providers, and consultants, and those of our subsidiaries, and to others that our compensation committee considers valuable to us. The 2010 ESOP is intended to benefit us by enhancing our ability to attract desirable individuals and increasing their ownership interests in us.

We currently have outstanding options and Restricted Share Units (“RSU”) to purchase our ordinary shares that were granted under our 2007 ESOP and 2010 ESOP. As of November 8, 2012, there were options outstanding to purchase 1,356,886 ordinary shares, at a weighted average exercise price of $19.067 per share and RSUs outstanding to purchase 43,510 ordinary shares under the 2010 ESOP. This number of outstanding options does not include the options to be granted to the CEO should Proposal No. 5 above be approved by the Meeting.

Proposed Amendment

The compensation committee, audit committee and board of directors have approved an amendment to the 2010 ESOP to increase the total number of ordinary shares reserved and available to be granted under the 2010 ESOP by 900,000 shares to a total of 1,010,173 shares, as of the date the increase was approved by our board of directors. The number of reserved and available ordinary shares shall be reduced by the number of options to be granted to our CEO should Proposal No. 5 above be approved by the Meeting.

Under the Companies Law, we are not required to receive shareholders’ approval for changes to our 2010 ESOP including increases to the number of shares reserved and available for future grants. We are required to get prior approval of our shareholders at the Meeting to make all of the shares under the 2010 ESOP including these 900,000 shares to be eligible for grant as incentive stock options.

Summary of the Material Terms of the 2010 ESOP

The normal vesting schedule for options granted under the 2010 ESOP provides that 25% of the options will vest one year after the date of grant; and 6.25% will vest at the end of each quarter thereafter for twelve quarters. The options expire six years after the date of grant if not exercised earlier. In general, when an option holder’s employment or service with us terminates, his or her option will no longer continue to vest following termination, and the holder may exercise any vested options for a period of 180 days following termination without cause. If an option holder’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the option holder or his or her estate (as applicable) has twelve months to exercise the option; however, the option may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the option holder for cause, his or her outstanding options will expire upon termination.

The option exercise price is determined by the compensation committee and specified in each option award agreement. In general, the option exercise price is the fair market value of the shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options and shares granted or issued to most of our Israeli participants in the 2010 ESOP under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. All options granted to Israelis in accordance with the capital gains track under the 2010 ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant of the option. Under the capital gains track we are not allowed an Israeli tax deduction for the grant or issuance of the options or shares.

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Our compensation committee administers the 2010 ESOP. However, our board of directors has residual authority to exercise any powers or duties of the compensation committee concerning the 2010 ESOP if the committee ceases to operate for any reason. The compensation committee determines, the eligible individuals who receive options under the 2010 ESOP, the number of ordinary shares covered by those options, the terms under which such options may be exercised, and the other terms and conditions of the options, all in accordance with the provisions of the 2010 ESOP.

Option holders may not transfer their options except in the event of death or if the compensation committee determines otherwise.

In the case of certain changes in our share capital structure, such as a consolidation or share split or dividend, appropriate adjustments will be made to the numbers of shares and exercise prices under outstanding options.

In the event that we undergo a transaction, as described below, subject to any contrary law or rule, or the terms of any option award agreement in effect before the transaction, any unexercised options will be replaced by equally ranking options of the successor company. If the successor company refuses to issue these replacement options, the vesting and exercisability of outstanding options may (in the discretion of the compensation committee and the board of directors) be accelerated prior to a transaction. The 2010 ESOP defines a transaction as (a) a merger, acquisition or reorganization of the Company with one or more entities in which we are not the surviving entity, or (b) a sale of all or substantially all of our assets. In the event that a proposal for liquidation is submitted to shareholders, option holders will also be entitled to exercise their options during a 10 day period to participate in a liquidation distribution.

Our compensation committee and/or board of directors may at any time amend or terminate the 2010 ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the 2010 ESOP prior to such action. The 2010 ESOP provides that if the board of directors desires, it can, with the consent of the option holder, cancel an outstanding option or amend an outstanding option, including the exercise price. For amendments affecting our officers, audit committee and/or shareholder approval may also be necessary.

Registration with SEC

The Company will file a Registration Statement covering the additional shares authorized for issuance under the 2010 ESOP, as amended, with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

Vote Required

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

“RESOLVED, to approve the increase in the number of ordinary shares reserved and available for issuance under the Company’s 2010 Employee Stock Option Plan by 900,000 ordinary shares.”

Our board of directors, in light of the recommendations of the compensation committee and the audit committee, recommends that you vote “FOR” the proposed resolution.

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PROPOSAL No. 7

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL,
AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATON TO DETERMINE COMPENSATION

Background

The audit committee of the board of directors recommends that the shareholders appoint Somekh Chaikin, a member of KPMG International, as its independent auditor to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2012, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

The following table provides information regarding fees billed by our accountants to us for the years ended December 31, 2010 and 2011. Our accountants billed the following fees to us for professional services in each of those fiscal years:

	2010	2011
	(Euros)
Audit Fees	617,050	774,349
Audit-Related Fees	498,076	192,963
Tax Fees	10,345	---
Total	1,125,471	967,312

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC. “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. In 2010 and 2011, “Audit-Related Fees” include fees billed for assurance and related services regarding our initial public offering and our follow-on offering, respectively. “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Proposed Resolutions and Approval Necessary

You are being asked to approve the appointment of Somekh Chaikin, a member of KPMG International, as our independent auditor to audit our consolidated financial statements for fiscal year 2012, and to serve as our independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine the auditor’s remuneration, provided that such compensation is also approved by the audit committee. The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted therein (excluding abstentions) is necessary to approve the resolution set forth below.

Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor for the year ending December 31, 2012 and until the 2013 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine their annual compensation.”

Our board of directors recommends that you vote “FOR” the adoption of this resolution.

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OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

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ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC, as amended on April 14, 2011, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of SodaStream’s website at www.sodastream.com. In addition, on April 30, 2012, the Company filed an Annual Report on Form 20-F for the year ending December 31, 2011. Shareholders may obtain a copy of these documents without charge at www.sodastream.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen
Yuval Cohen
Chairman of the Board of Directors

Airport City, Israel

November 15, 2012

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SODASTREAM INTERNATIONAL LTD.

FORM OF PROXY

For use by shareholders of record of the Company at the Annual General Meeting of the Shareholders to be held on December 20, 2012, at 4:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment thereof.

(Please use BLOCK CAPITALS)

I ________________________________________________________________

of __________________________________________________________________,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint any of Daniel Erdreich, the Company’s Chief Financial Officer, or Eyal Shohat, the Company’s Chief Legal Officer, as my proxy to vote for me and on my behalf at the Annual General Meeting to be held on December 20, 2012 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a ✓ in the appropriate space.

Resolutions	For	Against	Abstain
1. To approve and ratify the changes to salary and fringe benefits for our CEO and director, Mr. Daniel Birnbaum (the “CEO”).
2. To approve and ratify the 2011 annual bonus for our CEO.
3. To approve and ratify the 2012 annual bonus for our CEO subject to certain conditions.
4. To approve and ratify an Annual Cash Bonus Plan for our CEO for 2013 and thereafter.
5. To approve and ratify the Long Term Incentive Plan for our CEO.
6. To approve an increase the number of ordinary shares reserved and available for future grants under the Company’s 2010 ESOP by 900,000.
7. To approve and ratify the reappointment of Somekh Chaikin, a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2012 and until the annual general meeting of shareholders to be held in 2013, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

If you are a controlling shareholder or have a personal interest with respect to any of the proposals numbered 1 to 5 please indicate by a √ below

☐ I am a controlling shareholder or have a personal interest with respect to any of the proposals numbered 1 to 5.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Dated ____________ Name _________________ Signature __________________

To be valid, this form of Proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6673 (Attn: Eyal Shohat); scan and email it to eyals@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

1.	Any alterations to this form must be initialed.

2.	Completion and return of this Proxy Form will not prevent a member from attending and voting in person at the Meeting.

3.	The complete form of the proposed resolutions and any ancillary documents may be viewed – at the offices of the Company at its above mentioned address, on Sunday –Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination with Eyal Shohat at 972-3-763-2301.